Exhibit 99.1

Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)

	May 31,	November 30,
	2007	2006
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents (note 3)	$30,696	$30,427
Restricted cash (note 4)	3,078	6,403
Clinical supplies	1,248	1,211
Tax credits recoverable	1,330	1,327
Prepaid expenses and deposits	779	1,384
	37,131	40,752

Property and equipment	529	615

Acquired technology	127	253

Deferred financing costs	-	150

	$37,787	$41,770

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$896	$3,369
Accrued liabilities	2,672	5,067
Senior convertible notes payable (note 5)	-	8,754
	3,568	17,190

Shareholders' equity (notes 6 and 13):
Share capital:
Authorized:
Unlimited common shares, without par value
Issued and outstanding:
22,391,402 common shares
(November 30, 2006 - 15,665,134)	365,670	344,217
Stock-based compensation	10,950	10,713
Equity component of senior convertible notes payable (note 5)	-	1,639
Warrants	16,725	11,390
Contributed surplus	11,252	7,995
Deficit	(370,378)	(351,374)
	34,219	24,580

Commitments and contingences (note 10)

	$37,787	$41,770

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations, Deficit and Comprehensive Income
(In thousands of Canadian dollars, except per share amounts)
(Unaudited)

					Period from
					December 1,
	Three months ended		Six months ended		1987 to
	May 31,		May 31,		May 31,
	2007	2006	2007	2006	2007

Expenses:
Research and development	$3,736	$11,029	$6,759	$22,413	$235,440
General and administration	4,888	5,598	8,476	10,490	113,648
Foreign exchange loss, net	1,092	169	958	172	9,951

Loss before the undernoted	(9,716)	(16,796)	(16,193)	(33,075)	(359,039)

Interest expense on senior convertible notes payable	-	(304)	(5)	(787)	(1,279)

Accretion in carrying value of senior convertible notes payable	(36)	(2,280)	(728)	(4,906)	(10,294)

Amortization of deferred financing costs	(9)	(950)	(154)	(1,580)	(3,057)

Loss on extinguishment of senior convertible notes payable	(470)	(2,701)	(1,754)	(2,694)	(6,749)

Investment income	281	593	633	1,272	12,648

Change in fair value of embedded derivatives	256	-	829	-	829

Loss for the period and comprehensive loss	(9,694)	(22,438)	(17,372)	(41,770)	(366,941)

Deficit, beginning of period:
As previously reported	(360,684)	(304,051)	(351,374)	(284,719)	(1,510)
Impact of change in accounting for financial instruments on December 1, 2006	-	-	(1,632)	-	-
As restated	(360,684)	(304,051)	(353,006)	(284,719)	(1,510)

Charge for acceleration payments on equity component of senior convertible notes payable	-	(295)	-	(295)	(295)

Impact of change in accounting for financial instruments on December 1, 2006	-	-	-	-	(1,632)

Deficit, end of period	$(370,378)	$(326,784)	$(370,378)	$(326,784)	$(370,378)

Basic and diluted loss per share (note 7)	$(0.54)	$(2.59)	$(1.02)	$(4.93)	$-

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(Unaudited)

					Period from
					December 1,
	Three months ended		Six months ended		1987 to
	May 31,		May 31,		May 31,
	2007	2006	2007	2006	2007

Cash provided by (used in):

Operations:
Loss for the period	$(9,694)	$(22,438)	$(17,372)	$(41,770)	$(366,941)
Items not involving cash:
Amortization	127	149	253	298	5,911
Accretion in carrying value of senior convertible notes payable	36	2,280	728	4,906	10,294
Amortization of deferred financing costs	9	950	154	1,580	3,057
Loss on extinguishment of senior convertible notes payable	470	2,701	1,754	2,694	6,749
Change in fair value of embedded derivatives	(256)	-	(829)	-	(829)
Stock-based compensation	890	918	1,453	1,682	13,043
Common shares issued for services	-	-	-	-	2,485
Unrealized foreign exchange loss	1,326	676	1,226	706	10,202
Other	-	-	-	-	(35)
Change in non-cash operating working capital	(829)	(2,504)	(4,304)	(8,648)	182
	(7,921)	(17,268)	(16,937)	(38,552)	(315,882)

Financing:
Shares and warrants issued for cash	17,345	-	17,345	-	326,359
Warrants exercised for cash	-	-	-	-	16,941
Options exercised for cash	-	-	-	-	7,669
Share issue costs	(1,443)	-	(1,440)	-	(24,646)
Issue (repayment) of senior convertible notes payable, net (note 5)	(289)	-	(924)	(2,115)	38,512
Restricted cash	289	382	3,325	686	(3,078)
Cash payment on acceleration warrants exercise price	-	(49)	-	(49)	-
Paid to related parties	-	-	-	-	(234)
	15,902	333	18,306	(1,478)	361,523

Investments:
Purchase of property and equipment	(11)	(14)	(41)	(14)	(2,457)
Purchase of acquired technology	-	-	-	-	(1,283)
Purchases of marketable securities	-	-	-	(80)	(244,846)
Settlement of forward exchange contracts	-	-	10	(259)	(4,824)
Maturities of marketable securities	-	7,653	-	22,877	240,677
	(11)	7,639	(31)	22,524	(12,733)

Foreign exchange loss on cash held in foreign currency	(1,349)	(1,221)	(1,069)	(1,539)	(2,212)

Increase (decrease) in cash and cash equivalents	6,621	(10,517)	269	(19,045)	30,696

Cash and cash equivalents, beginning of period	24,075	41,993	30,427	50,521	-

Cash and cash equivalents, end of period	$30,696	$31,476	$30,696	$31,476	$30,696

Non-cash financing and investing activities (note 8)

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

1.	Basis of presentation:

Since its inception, the Company has been engaged in the research and commercial development of product candidates for the treatment of disease and has had no commercial operations.  The operations of the Company are not subject to any seasonality or cyclicality factors.

The unaudited interim consolidated financial statements presented have been prepared on the basis that the Company is considered a development stage enterprise and, accordingly, the unaudited interim consolidated statements of operations, deficit and comprehensive income and cash flows also reflect the cumulative amounts from December 1, 1987 (the date development operations commenced) to May 31, 2007.

The Company's future operations are dependant upon its ability to finance the commercialization of its lead product, Celacade™, and the continued development of its product candidate, VP025.  While the Company's ACCLAIM Phase III trial of Celacade did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total patient population, this endpoint was met for certain large pre-defined subgroups.  Management is investigating the subgroups where the endpoint was met.  The Company also has CE Mark regulatory approval for its Celacade medical device technology in the European Union and during the second quarter of 2007 secured a partner necessary to support commercialization in that market.

The Company's commercialization efforts of Celacade and continued development of VP025 are dependent upon its ability to raise additional financing through a combination of equity or debt financing, payments from strategic partners, or upon strategic partners funding directly some or all of the costs of commercialization.  Management believes that the Company currently has sufficient cash and cash equivalents to fund planned expenditures for at least the next twelve months.

2.	Significant accounting policies:

These unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim financial statements, which, except as described in note 12, conform, in all material respects, with accounting principles generally accepted in the United States ("United States GAAP").

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

2.	Significant accounting policies (continued):

Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded.  As a result, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual consolidated financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements and notes thereto for the year ended November 30, 2006.

The financial information included herein reflects all adjustments consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented.  The results of operations for the three months and six months ended May 31, 2007 are not necessarily indicative of the results to be expected for the full year.

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended November 30, 2006, except for the following changes in accounting policies:

(a)	Accounting changes:

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes ("Section 1506").  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retroactively unless doing so is impracticable, requires prior period errors to be corrected retroactively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.  The adoption of Section 1506 effective December 1, 2006 had no impact on these unaudited interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

2.	Significant accounting policies (continued):

(b)	Financial instruments:

Effective on December 1, 2006, the Company adopted the recommendations of CICA Handbook Section 1530, Comprehensive Income ("Section 1530"); CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855"); CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation ("Section 3861"); and CICA Handbook Section 3251, Equity.  These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives.  Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

Upon adoption of the new standards on December 1, 2006, the Company continued to account for cash equivalents held at that date as held-to-maturity investments, recorded at cost and accrued interest.  The Company designates all new cash equivalents acquired subsequent to December 1, 2006 as held-for-trading investments measured at fair value and the resulting gain or loss is recognized in the consolidated statement of operations, deficit and comprehensive income.  The effect of the change in accounting for cash equivalents is not material.  Any marketable securities that are not cash equivalents will be classified as available-for-sale securities measured at fair value and the resulting gain or loss will be recognized in other comprehensive income until the financial asset is derecognized, at which point all related cumulative gains or losses will be recognized in the consolidated statement of operations, deficit and comprehensive income.

Accounts payable and accrued liabilities are classified as other financial liabilities.  The senior convertible notes payable were also accounted for as another financial liability and were accounted for at amortized cost using the effective interest method, which was consistent with the Company's accounting policy prior to the adoption of Section 3855.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

2.	Significant accounting policies (continued):

Section 3855 requires that the Company identify embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value.  Subsequent change in fair value of embedded derivatives is recognized in the consolidated statement of operations, deficit and comprehensive income in the period the change occurs.

Transactions costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability's carrying value at inception.

The Company identified and measured all embedded derivatives that required separation and determined the fair value of those embedded derivatives at December 1, 2006.  As a result, the Company was required to revise the initial allocation of the proceeds received in connection with the issuance of the senior convertible notes payable, the warrants and the equity classified conversion option on October 7, 2005 and to remeasure any subsequent transactions affecting these items in accordance with Section 3855.  Prior to the adoption of Section 3855, the proceeds received were allocated on a relative fair value basis to the liability component, being the senior convertible notes payable; and to the equity components, being the warrants and the conversion option.  As a consequence of adopting Section 3855, the proceeds initially allocated to the senior convertible notes payable were further allocated to the embedded derivatives at their fair value and the residual amount to the senior convertible notes payable.  Any subsequent transactions affecting the carrying amount of the senior convertible notes payable, the embedded derivatives, the warrants and the equity conversion option were also remeasured in accordance with Section 3855.

As a result of adopting Section 3855, the Company recorded an increase of $1.6 million to deficit as at December 31, 2006, a decrease in the carrying amount of the senior convertible notes payable of $0.1 million, the initial recognition of an embedded derivatives liability of $0.8 million and an increase in share capital of $0.9 million at December 1, 2006.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

2.	Significant accounting policies (continued):

(c)	Recent accounting pronouncements issued and not yet applied:

(i)	Financial instruments and capital disclosure:

In October 2006, the AcSB approved disclosure and presentation requirements for financial instruments that revise and enhance the disclosure requirements of Section 3861.  These requirements are included in CICA Handbook Section 3862 - Financial Instruments - Disclosure ("Section 3862"), which replaces CICA Handbook Section 3861, and CICA Handbook Section 1535, Capital Disclosures ("Section 1535"), which establishes standards for disclosing information about an entity's capital and how it is managed.  Section 1535 requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  This standard is effective for the Company for interim and annual financial statements beginning on December 1, 2007.  Early adoption is permitted at the same time an entity adopts other standards relating to accounting for financial instruments.

Section 3862 is based on International Financial Reporting Standards 7, Financial Instruments:  Disclosures, and places an increased emphasis on disclosures about the risks associated with both recognized and unrecognized financial instruments and how these risks are managed.

Section 3862 requires disclosures, by class of financial instrument, that enables users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk.  The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

2.	Significant accounting policies (continued):

This standard is effective for the Company for interim and annual financial statements beginning on December 1, 2007.

(ii)	Financial instruments presentation:

In October 2006, the AcSB approved CICA Handbook Section 3863 - Financial Instruments - Presentation ("Section 3863"), which replaces Section 3861, Financial Instruments - Disclosure and Presentation.  The existing requirements on presentation of financial instruments have been carried forward unchanged to Section 3863, Financial Instruments - Presentation.

This standard is effective for the Company for interim and annual financial statements beginning on December 1, 2007.  The Company does not expect the adoption of this standard to have a material impact on its financial position and results of operations.

(iii)	Inventories:

In May 2007, the AcSB issued Section 3031, which supersedes existing guidance on inventories in Section 3030, Inventories.  This standard introduces significant changes to the measurement and disclosure of inventory.  The measurement changes include the elimination of the last in first out method, the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.  Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed.

This standard is effective for interim and annual periods relating to fiscal years beginning on or after January 1, 2008.  The Company is currently assessing the impact that this section will have on its financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

2.	Significant accounting policies (continued):

(iv)	General standards of financial statement presentation:

In May 2007, the AcSB amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern.

The main features of the changes are as follows:

(i)	management is required to make an assessment of an entity’s ability to continue as a going concern;

(ii)	in making its assessment, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date;

(iii)
financial statements must be prepared on a going concern basis unless management either intends to liquidate the entity, cease trading or cease operations, or has no realistic alternative but to do so;

(iv)	disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern; and

(v)
when financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern.

The effective date of these amendments is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  The Company is currently assessing the impact that this section will have on its financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

3.	Cash and cash equivalents:

As at May 31, 2007, cash equivalents included in cash and cash equivalents amounted to $29.8 million (November 30, 2006 - $29.9 million), of which $22.9 million (U.S. $21.4 million) (November 30, 2006 - $1.0 million (U.S. $0.9 million)) is denominated in U.S. dollars.

The Company considers unrestricted cash on hand, in banks, in term deposits and in corporate bonds or commercial paper with original maturities of three months or less as cash and cash equivalents.  Cash equivalents are designated as held for trading and are carried at fair value with changes recorded in the statement of operations, deficit and comprehensive income as incurred.

4.	Restricted cash:

As at May 31, 2007, the Company has $3.1 million (U.S. $2.9 million) (November 30, 2006 - $6.4 million (U.S. $5.6 million)) in restricted cash, which represents cash on deposit to secure the letter of credit provided as security to the holders of the senior convertible notes payable.  The letter of credit expires on July 3, 2007.

At May 31, 2007, the letter of credit amounted to U.S. $2.9 million (November 30, 2006 - U.S. $5.6 million).

5.	Senior convertible notes payable:

On October 7, 2005, the Company, through its wholly-owned subsidiary, Vasogen Ireland Limited, issued 6.45% U.S. $40.0 million senior convertible notes payable and 0.3 million common share purchase warrants for net proceeds of $42.8 million (gross proceeds of $47.0 million (U.S. $40.0 million) less issuance costs of $4.2 million).  The notes were repaid on April 1, 2007.

The terms of the senior convertible notes payable are more fully described in note 8 to the annual consolidated financial statements for the year ended November 30, 2006.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

5.	Senior convertible notes payable (continued):

As a consequence of adopting Section 3855 effective December 1, 2006 as described in note 2, the Company revised previously reported amounts related to the senior convertible notes payable as follows:

	As reported, at	Effect of	As restated,
	November 30,	adopting	December 1,
	2006	Section 3855	2006

Current liabilities:
Senior convertible notes payable	$8,754	$(104)	$8,650
Embedded derivative instruments	-	829	829
Non-current asset:
Deferred financing costs	150	4	154
Shareholders' equity:
Warrants	11,390	-	11,390
Equity component	1,639	-	1,639

During the three months ended May 31, 2007, the Company legally extinguished the senior convertible notes payable.  During the period, the Company issued a total of 0.6 million common shares, that had a fair value of $3.2 million and cash of $0.3 million.  The Company also recorded a loss on extinguishment of debt of $0.5 million.

During the six-month period ended May 31, 2007, the Company issued a total of 1.8 million common shares having an aggregate fair value of $10.4 million, and cash of $0.9 million.  The Company recorded a loss on extinguishment of debt of $1.8 million.

The equity component of the senior convertible notes payable was reduced for the three months and six months ended May 31, 2007 by $0.5 million and $1.6 million respectively (May 31, 2006 - $2.2 million and $3.4 million).  The amounts were reclassified to contributed surplus.

The Company recorded no interest expense for the three months ended May 31, 2007 and recorded nominal expense for the six months ended May 31, 2007.  Interest is settled in cash

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

5.	Senior convertible notes payable (continued):

The following table sets out the continuity of the senior convertible notes payable since November 30, 2005:

			Impact on
			senior
	Number of		convertible
	common	Number of	notes
	shares	warrants	payable

Balance, November 30, 2005	-	-	$35,454
December 1, 2005 instalment payment in advance applied	77	-	(2,122)
Instalment payments settled in cash	-	-	(3,926)
Instalment payments settled in shares	2,697	-	(19,849)
Acceleration payments settled in common shares and warrants	411	178	(7,265)
Conversion by note holder to common shares	10	-	(263)
Accretion in carrying value	-	-	7,824
Impact of foreign exchange	-	-	(1,099)

Balance, November 30, 2006, as originally reported	3,195	178	8,754
Change in accounting for senior convertible note as a result of adopting Section 3855 (note 2)	-	-	(104)

Balance, November 30, 2006as restated	3,195	178	8,650
December 1, 2006 instalment payment in advance applied	-	-	(1,872)
Instalment payments settled in cash	-	-	(924)
Instalment payments settled in shares	1,809	-	(6,437)
Adjustment for twelve-day weighted average share price	-	-	(313)
Accretion in carrying value	-	-	728
Impact of foreign exchange	-	-	168

Balance, May 31, 2007	5,004	178	$-

	May 31,	November 30,
	2007	2006

Par value of senior convertible notes payable	$-	$9,378
Balance remaining to be accreted	-	(624)

Senior convertible notes payable	$-	$8,754

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

6.	Shareholders' equity:

(a)	Interim consolidated statement of shareholders' equity:

					Equity
		Common			component of				Period from
		shares'			senior				December 1,
		average			convertible				1987 to
	Number	share	Share	Stock	notes		Contributed		May 31,
	of shares	price	capital	options	payable	Warrants	surplus	Deficit	2007

Balance, November 30, 2006, as originally reported	15,665	-	$344,217	$10,713	$1,639	$11,390	$7,995	$(351,374)	$24,580
Impact of change in accounting for financial instruments (note 2)	-	-	914	-	-	-	-	(1,632)	(718)

Balance, November 30, 2006, as restated	15,665	-	345,131	10,713	1,639	11,390	7,995	(353,006)	23,862
Share issue costs	-	-	3	-	-	-	-	-	3
Fair value of stock options granted	-	-	-	759	-	-	-	-	759
Shares issued for instalment payments on senior convertible notes payable including adjustment for twelve-day weighted average share price adjustment	1,096	4.40	4,811	-	(756)	-	756	-	4,811
March 1, 2007 instalment payment made in advance	491	-	-	-	-	-	-	-	-
December 1, 2006 instalment payment in advance applied	-	-	2,090	-	(363)	-	363	-	2,090
Shares issued for December 1, 2006 twelve-day weighted average share price adjustment	65	3.95	257	-	-	-	-	-	257
Transfer of forfeited and expired vested options	-	-	-	(188)	-	-	188	-	-
Reversal of forfeited unvested options	-	-	-	(196)	-	-	-	-	(196)
Loss for the period	-	-	-	-	-	-	-	(7,678)	(7,678)

Balance, February 28, 2007	17,317	-	352,292	11,088	520	11,390	9,302	(360,684)	23,908
Public offering	4,917	3.16	11,425	-	-	5,920	-	-	17,345
Fair value of broker warrants	-	-	-	-	-	470	-	-	470
Share issue costs	-	-	(1,260)	-	-	(653)	-	-	(1,913)
Fair value of stock-based compensation	-	-	-	1,229	-	-	-	-	1,229
Shares issued for instalment payments on senior convertible notes payable including adjustment for twelve-day weighted average share price adjustment	157	4.74	745	-	(157)	-	157	-	745
March 1, 2007 instalment payment in advance applied	-	-	2,468	-	(363)	-	363	-	2,468
Transfer of forfeited and expired vested options	-	-	-	(1,028)	-	-	1,028	-	-
Reversal of forfeited unvested options	-	-	-	(339)	-	-	-	-	(339)
Transfer of expired warrants	-	-	-	-	-	(402)	402	-	-
Loss for the period	-	-	-	-	-	-	-	(9,694)	(9,694)

Balance, May 31, 2007	22,391	-	$365,670	$10,950	$-	$16,725	$11,252	$(370,378)	$34,219

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

6.	Shareholders' equity (continued):

(b)	Share issuances:

On May 24, 2007 the Company issued 4.9 million common shares and 3.7 million five-year warrants for gross cash proceeds of $17.3 million (U.S. $16.0 million) (net proceeds of $15.4 million net of the cost of issuance of $1.9 million).  In addition the Company issued 0.3 million broker warrants to the placement agent in connection with the financing.  The terms of the warrants are described in note 6(e).  The proceeds were allocated to the common shares and warrants based on their relative fair values.  The fair value of the warrants was estimated using the Black-Scholes option pricing model using the following assumptions:

	Five-year	Broker
	warrants	warrants

Dividend yield	-	-
Risk-free interest rates	4.41%	4.43%
Volatility	93%	115%
Expected life of warrants	5.0 years	3.0 years

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

6.	Shareholders' equity (continued):

(c)	Stock-based compensation plans:

In May 2003, the Company adopted two new stock option plans (the "2003 Employee Plan" and the "2003 Director Plan") to eventually replace the Company's existing stock option plan (the "Existing Plan").  All grants of options after May 2003 are made from the new plans and no further option grants will be made under the Existing Plan.  The Company reserved for issuance 200,000 common shares under the 2003 Employee Plan and 25,000 common shares under the 2003 Director Plan.  In March 2005, the Company's shareholders approved increasing the maximum number of common shares under the 2003 Employee Plan to 500,000.  In March 2006, the Company's shareholders also approved increasing the maximum number of common shares under the 2003 Employee Plan to 800,000 and the 2003 Director Plan to 50,000.  In April 2007, the Company's shareholders approved increasing the maximum number of common shares under the 2003 Employee Plan to 1,800,000.  In addition, the Company's shareholders approved amending the 2003 Employee Plan to allow restricted stock units to be granted.  Each stock option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option.  Options granted under these plans have a maximum term of 10 years and generally vest over a period of up to three years.

As at May 31, 2007, there were 1.1 million (November 30, 2006 - 0.2 million) options available for grant.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

6.	Shareholders' equity (continued):

		Weighted
		average
	Number of	exercise
	options	price

Outstanding, November 30, 2006	812	$30.32
Issued	186	4.43
Expired or cancelled	(138)	33.32

Outstanding, May 31, 2007	860	$24.23

Exercisable, May 31, 2007	418	$37.69

The table above includes 2,500 (May 31, 2006 - 8,496) options granted to non-employees during the six months ended May 31, 2007 for a fair value of $8,700 (May 31, 2006 - $0.1 million) of which $8,700 (May 31, 2006 - $50,000) was recorded as an expense during the six months ended May 31, 2007.

	Options outstanding			Options exercisable
			Weighted
		Weighted	average		Weighted
		average	remaining		average
Exercise	Number	exercise	contractual	Number	exercise
price	outstanding	price	life (years)	exercisable	price

$4.30 - $ 4.90	223	$4.54	9.5	9	$4.60
$4.91 - $ 7.50	210	6.54	8.5	82	6.58
$7.51 - $32.10	190	27.58	6.1	112	28.03
$32.11 - $92.10	237	55.79	3.0	215	56.10

	860	24.23	6.7	418	37.69

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

6.	Shareholders' equity (continued):

The fair value of stock-based compensation was estimated at the grant date using the following assumptions:

	Three months ended		Six months ended
	May 31,		May 31,
	2007	2006	2007	2006

Dividend yield	-	-	-	-
Weighted average risk-free interest rate	4.02%	4.02%	4.08%	3.83%
Volatility factor of the expected market price of the Company's common shares	98.59%	73.70%	96.35%	67.56%
Weighted average expected life	5.3 years	5.7 years	5.7 years	4.8 years

The weighted average grant date fair value of stock options granted during the six-month period ended May 31, 2007 is $3.43 (May 31, 2006 - $17.79).

(d)	Deferred share units:

Effective January 1, 2004, the Company established a plan to grant Deferred Share Units ("DSUs") to its non-management directors and reserved a maximum of 25,000 common shares for issuance under the plan.  In April 2007, the Company's shareholders approved increasing the maximum number of common shares under the DSU Plan to 125,000.  Under the plan, the directors will defer any cash remuneration that they would have otherwise received for services rendered and in lieu thereof will receive the number of DSUs that is equivalent in value to the remuneration deferred.  A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on The Toronto Stock Exchange.  Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

6.	Shareholders' equity (continued):

For the three-month period, the Company recorded $0.2 million (May 31, 2006 - $0.2 million) in compensation expense relating to 42,342 (May 31, 2006 - 8,454) DSUs granted in 2007 for services rendered.  For the six-month period, the Company recorded $0.2 million (May 31, 2006 - $0.2 million) in compensation expense relating to 46,264 (May 31, 2006 - 8,850) DSUs granted in 2007 for services rendered.  As at May 31, 2007, 66,173 (November 30, 2006 - 19,909) DSUs are issued and outstanding with a value of $0.2 million (November 30, 2006 - $0.1 million) based upon the market value of the Company's common shares at May 31, 2007.  No DSUs were exercised in the three months or six months ended May 31, 2007.

(e)	Warrants:

As at May 31, 2007, the warrants that are outstanding and exercisable are as follows:

Outstanding, November 30, 2006	2,927
Issued	3,983
Expired	(432)

Outstanding, May 31, 2007	6,478

Exercisable, May 31, 2007	6,478

The following table provides information on warrants outstanding as of May 31, 2007:

Exercise	Number		Shares issuable
price	outstanding	Expiry	upon exercise

U.S. $13.59	333	October 7, 2010	736
U.S. $14.05	39	February 28, 2011	86
U.S. $13.59	39	March 31, 2011	86
U.S. $13.59	39	April 30, 2011	86
U.S. $13.59	61	May 31, 2011	134
U.S. $6.30	1,728	November 14, 2011	1,728
U.S. $6.30	256	November 14, 2009	256
U.S. $3.16	3,688	May 24, 2012	3,688
U.S. $3.81	295	May 24, 2010	295

	6,478		7,095

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

7.	Loss per share:

The computations for basic and diluted loss per share are as follows:

	Three months ended		Six months ended
	May 31,		May 31,
	2007	2006	2007	2006

Loss for the period	$(9,694)	$(22,438)	$(17,372)	$(41,770)

Weighted average number of common shares outstanding:
Basic and diluted	17,800	8,670	17,029	8,473

Basic and diluted loss per share	$(0.54)	$(2.59)	$(1.02)	$(4.93)

Stock options and warrants to purchase common shares are not included in the calculation of diluted loss per share because the Company has a loss for each period presented and to do so would have been anti-dilutive.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

8.	Interim consolidated statements of cash flows:

Supplemental disclosure of non-cash transactions:

					Period from
					December 1,
	Three months ended		Six months ended		1987 to
	May 31,		May 31,		May 31,
	2007	2006	2007	2006	2007

Non-cash financing activities:
Fair market value of options/warrants issued as per share issue costs	$470	$-	$470	$-	$2,944
Shares issued for services	-	-	-	-	2,485
Extinguishment of debt	(2,750)	(10,248)	(8,622)	(15,090)	(40,687)
Shares issued on extinguishment of debt	3,213	11,492	10,371	16,071	44,259
Charge for accounting change	-	-	(104)	-	(104)
Acceleration warrants issued in connection with debt	-	1,657	-	1,657	2,322
Shares issued on debt conversion by noteholder	-	-	-	263	263
Shares issued for technology	-	-	-	-	2,799
Share issue costs associated with the public offering	(470)	-	(470)	-	(470)
Deferred share issue costs	-	-	-	-	503

Non-cash investing activities:
Technology acquired for shares issued	-	-	-	-	(2,799)

9.	Fair values of financial instruments:

Financial instruments potentially exposing the Company to a concentration of credit risk and interest rate risk consist principally of cash and cash equivalents.  The Company manages credit risk by maintaining bank accounts with Schedule I banks and investing only in highly rated Canadian and U.S. corporations with securities that are traded on active markets and are capable of prompt liquidation.

The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

9.	Fair values of financial instruments (continued):

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of cash and cash equivalents.  The Company manages foreign exchange risk by maintaining U.S. cash on hand to support U.S. forecasted cash outflows over an 18-month horizon.

The Company believes that the results of operations and cash flows would be affected by a sudden change in foreign exchange rates, but would not impair or enhance its ability to pay its U.S. dollar-denominated obligations.

The carrying values of cash and cash equivalents, restricted cash, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of its financial instruments.

In November 2006, the Company entered into a forward exchange contract to purchase U.S. $8.0 million for $9.2 million in December 2006.  This transaction created a nominal exchange loss.

10.	Commitments and contingencies:

(a)	Commitments:

Under the terms of operating lease agreements for its operating facilities, the Company is committed to make payments as follows for the following fiscal periods:

2007	$326
2008	568
2009	346

$1,240

Rent expense under operating leases, for the three months and six months ended May 31, 2007, is $0.1 million and $0.3 million (May 31, 2006 - $0.2 million and $0.4 million).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

10.	Commitments and contingencies (continued):

(b)	Contingencies:

There exists certain claims and potential claims against the Company, none of which is expected to have a material adverse effect on the unaudited interim consolidated financial statements.

11.	Segment information:

The Company operates in one business segment; the development of treatments and related products addressing chronic inflammatory disease.  The primary property and equipment are located in Canada and the acquired technology is primarily located in Ireland.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

12.	Differences between generally accepted accounting principles in Canada and the United States:

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain respects from United States GAAP.  Significant differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements are discussed below:

(a)	Interim consolidated statements of operations, deficit and comprehensive income:

			Period from
			December 1,
	Six months ended		1987 to
	May 31,		May 31,
	2007	2006	2007

Loss per Canadian GAAP	$(17,372)	$(41,770)	$(366,941)
Technology costs (12(b)(i))	-	-	(4,081)
Technology amortization (12(b)(i))	126	126	3,955
Non-employee stock options (12(b)(ii))	-	(29)	(3,476)
Employee stock options (12(b)(iii))	-	-	6,885
Performance-based options (12(b)(iii))	-	-	(278)
Warrants issued to acquire technology (12(b)(iv))	-	-	(61)
Accretion of senior convertible notes payable (12(b)(v))	799	(1,422)	(1,855)
Amortization of deferred financing costs (12(b)(v))	(165)	(637)	(1,274)
Loss on debt extinguishment (12(b)(v))	(1,425)	(1,894)	(2,556)
Fair value adjustment on embedded derivatives and warrants (12(b)(v))	2,541	5,250	15,259
Fair value adjustments on warrants from November 2006 financing (12(b)(vi))	2,954	-	2,980
Fair value adjustments on warrants from May 2007 financing (12(b)(vi))	(472)	-	(472)

Loss and comprehensive loss per United States GAAP	$(13,014)	$(40,376)	$(351,915)

Weighted average number of common shares outstanding:
Basic and diluted	17,029	8,473

Basic and diluted loss per share per United States GAAP	$(0.76)	$(4.77)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

12.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(b)	Interim consolidated balance sheets:

	May 31, 2007		November 30, 2006
		United		United
	Canada	States	Canada	States

Assets:
Acquired technology (i)	$127	$-	$253	$-
Deferred financing costs (v), (vi)	-	1,174	150	648
Liabilities:
Current portion of senior convertible notes payable (v)	-	-	8,754	8,553
Embedded derivatives (v)	-	-	-	914
Warrants (v), (vi)	-	12,145	-	7,859
Shareholders' equity:
Share capital	365,670	364,867	344,217	343,906
Stock-based compensation (ii), (iii)	10,950	8,639	10,713	7,713
Equity component of senior convertible notes payable (v)	-	-	1,639	-
Warrants	16,725	-	11,390	-
Contributed surplus	11,252	3,042	7,995	2,515
Deficit, end of period (i), (ii), (iii), (iv), (v)	(370,378)	(353,426)	(351,374)	(340,412)
Deficit accumulated during development stage (i), (ii), (iii), (iv)	(368,868)	(351,915)	(349,864)	(338,902)

(i)	Acquired technology:

Canadian GAAP requires the capitalization and amortization of acquired technology costs.  Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of the technology has not yet been established and no future alternative uses exist.  Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would be reversed.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

12.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(ii)	Stock-based compensation to non-employees:

Under Canadian GAAP, the Company accounts for stock-based compensation granted to non-employees on or after December 1, 2002 at fair value.  The fair value of any awards to non-employees granted prior to December 1, 2002 is not required to be recorded or presented under Canadian GAAP.

Under United States GAAP, the Company accounts for stock-based compensation, including options and warrants granted to non-employees on or after December 15, 1995, at fair value in accordance with FASB Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation.  Effective December 1, 2005, the Company adopted FASB Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-based Payments (SFAS No. 123R").  There was no impact on the accounting for stock-based awards issued to non-employees in exchange for services as a result of this change.

There exists a difference between Canadian and United States GAAP for the fair value of options granted after December 15, 1995 and prior to December 1, 2002, which are recorded at fair value under United States GAAP and which have not been recorded under Canadian GAAP.

(iii)	Stock-based compensation to employees:

Under Canadian GAAP, effective December 1, 2004, the Company accounts for stock-based compensation granted to employees, officers and directors on or after December 1, 2002 at fair value which is measured using a Black-Scholes option pricing model.  Compensation cost is recognized over the service period.  Prior to December 1, 2004, the Company accounted for stock-based awards to employees, officers and directors using the settlement method.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

12.	Differences between generally accepted accounting principles in Canada and the United States (continued):

Under United States GAAP, the Company accounted for stock-based compensation, including options and warrants granted to employees prior to December 1, 2005, using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25").  In addition, the Company granted performance-based options to employees.  In accordance with APB 25, these awards were accounted for using variable plan accounting.  At each reporting date, compensation cost was measured based on an estimate of the number of options that vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price on that date.  Compensation cost was recognized over the performance period.

Effective December 1, 2005, the Company adopted SFAS No. 123R using the modified prospective transition approach whereby the fair value of awards granted or modified on or after December 1, 2005 are measured at fair value and compensation cost is recognized over the service period.

There exists a difference between Canadian and United States GAAP for the intrinsic and variable plan measurement for employee and performance-based options granted to employees prior to December 1, 2005 under United States GAAP and for the fair value measurement of such awards under Canadian GAAP.

(iv)	1996 warrants:

In 1996, 10,000 warrants were issued as part of the technology acquisition consideration.  United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

12.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(v)	Senior convertible notes payable and warrants:

Prior to December 1, 2006 and the adoption of Section 3855 under Canadian GAAP, the common share purchase warrants and the equity component of the senior convertible notes payable were presented separately as components of shareholders' equity.  The Company allocated the gross proceeds received on the issuance of the senior convertible notes payable on a relative fair value basis between the three elements: the equity and debt components of the senior convertible notes payable and the warrants.  Issuance costs were allocated on a pro rata basis among the three elements.  Prior to December 1, 2006, Canadian GAAP did not permit separate accounting for embedded derivatives.

Effective December 1, 2006, with the adoption of Section 3855, Canadian GAAP requires recognition of embedded derivatives at fair value.  The Company adopted Section 3855 retroactively without restatement.  As a result of the adoption of Section 3855, the gross proceeds allocated to the debt component of the senior convertible notes payable was further allocated between the embedded derivatives, at fair value, the debt component and the residual amount.  The embedded derivatives identified on December 1, 2006 were consistent with those previously recognized under United States GAAP.

Under United States GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, requires that an embedded derivative included in a debt arrangement for which the economic characteristics and risks are not clearly and closely related to the economic characteristics of the debt host contract be measured at fair value and presented as a liability.  Changes in fair value of the embedded derivative are recorded in the consolidated statements of operations, deficit and comprehensive income at each reporting date.  Embedded derivatives that met the criteria for bifurcation from the senior convertible notes payable and that were therefore measured at fair value consisted of the holders' conversion right, the instalment payment mechanism and the holders' contingent redemption and conversion rights in the event of a change in control or an event of default.  Under Canadian GAAP, the conversion option was an equity instrument that did not need to be remeasured.  As the conversion option expired unexercised, the amounts allocated to it were reclassified to contributed surplus.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

12.	Differences between generally accepted accounting principles in Canada and the United States (continued):

Under United States GAAP, the warrants are presented as a liability because they do not meet the criteria of Emerging Issues Task Force Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock ("EITF 00-19"), for equity classification.  Subsequent changes in fair value are recorded in the consolidated statements of operations, deficit and comprehensive income.  Under Canadian GAAP, the warrants are considered equity instruments and are not remeasured.

Under United States GAAP, the Company allocated the residual amount of the gross proceeds received to the senior convertible notes payable after the separate fair value measurement of the warrants and embedded derivatives.  All of the issuance costs related to the transaction were recognized as deferred financing costs under United States GAAP and were amortized to the consolidated statements of operations, deficit and comprehensive income using the effective interest yield method over the period to maturity.  The senior convertible notes payable carried an effective interest rate of 42%.  Differences in United States GAAP and Canadian GAAP result from the initial allocation differences and the subsequent accretion expense and amortization of deferred financing costs.  Differences in United States GAAP also result from the fair value remeasurement of the warrants and the conversion option as liabilities each reporting period.  Prior to the adoption of Section 3855, the United States GAAP difference related to the embedded derivatives was larger as embedded derivatives were not separately identified and bifurcated.

Subsequent to December 1, 2006 for Canadian GAAP and under United States GAAP, the twelve-day weighted average share price adjustment represented a derivative that was measured at fair value and changes in fair value were recorded in the consolidated statements of operations, deficit and comprehensive income as extinguishment loss.  The settlement of the twelve-day weighted average share price adjustment was accounted for as either a settlement of additional debt, if an asset, or as the proceeds to issue additional shares if a liability.  Prior to the adoption of Section 3855, under Canadian GAAP there was no recognition of the twelve-day weighted average share price adjustment as a derivative.  Adjustments to the number of shares issued or debt exchanged were accounted for as adjustments to share capital at no value.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

12.	Differences between generally accepted accounting principles in Canada and the United States (continued):

During the quarter, the Company recorded certain adjustments related to the accounting for the senior convertible notes payable.  The corrections relate to fiscal 2006, are not considered to be material to that period and are not expected to be material with respect to the estimated net loss for fiscal 2007 or to trends in the statement of operations and deficit and comprehensive income.  In accordance with APB 28, Interim Financial Reporting, the Company has increased share capital by $0.9 million, decreased accretion expense by $0.9 million, increased the loss on extinguishment of the senior convertible notes payable by $1.5 million and increased the gain on the change in the fair value of warrants and embedded derivatives by $2.2 million.

The net impact of these adjustments was to increase share capital by $0.9 million, to reduce the deficit by $1.6 million and to decrease loss per share for the six months ended May 31, 2007 by $0.09.

(vi)	Warrants:

Under Canadian GAAP, the common shares and the warrants issued on November 14, 2006 and May 24, 2007 as part of the share issuances (note 6(b)) are presented separately as components of shareholders' equity.  The Company allocated the gross proceeds received from the share issuances on a relative fair value basis between the common shares and the warrants.

Under United States GAAP, the Company allocated the residual amount of the gross proceeds received to the common shares after the separate fair value measurement of the liability-classified warrants.  In addition, under United States GAAP, the warrants are presented as a liability because they do not meet the criteria of EITF 00-19 for equity classification.  Subsequent changes in the fair value of the warrants are recorded in the consolidated statements of operations, deficit and comprehensive income.  Under Canadian GAAP, the related issuance costs were allocated on a pro rata basis to the common shares and the warrants and recorded in shareholders' equity.  However, under United States GAAP the amount of issuance costs allocated to the warrants is recognized as deferred financing costs and is amortized to the consolidated statements of operations, deficit and comprehensive income over the term of the warrant.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

12.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(c)	Consolidated statements of cash flows:

Cash from operations under United States GAAP includes the adjustments to loss for the period outlined in note 12.  Cash used in investments under United States GAAP excludes amounts representing acquired technology (note 12(b)(i)).

(d)	Income taxes:

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature.  Under United States GAAP, these tax credits would be reclassified as a reduction of income tax expense.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

12.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(e)	Interim consolidated statement of shareholders' equity in accordance with United States GAAP:

							Period from
							December 1,
							1987 to
	Number	Share	Stock		Contributed		May 31,
	of shares	capital	options	Warrants	surplus	Deficit	2007

Balance, November 30, 2006	15,665	$343,906	$7,713	$-	$2,515	$(340,412)	$13,722
Shares issued for cash	4,917	10,827	-	-	-	-	10,827
Share issue costs	-	(1,184)	-	-	-	-	(1,184)
Extinguishment of senior convertible notes payable	1,809	11,318	-	-	-	-	11,318
Fair value of stock options granted	-	-	1,453	-	-	-	1,453
Fair value of vested options forfeited and expired	-	-	(527)	-	527	-	-
Loss for the period	-	-	-	-	-	(13,014)	(13,014)

Balance, May 31, 2007	22,391	$364,867	$8,639	$-	$3,042	$(353,426)	$23,122

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

12.	Differences between generally accepted accounting principles in Canada and the United States (continued):

							Period from
							December 1,
							1987 to
	Number	Share	Stock		Contributed		May 31,
	of shares	capital	options	Warrants	surplus	Deficit	2006

Balance, November 30, 2005	82,255	$294,937	$5,408	$1,456	$223	$(279,491)	$22,533
Fair value of stock options granted	-	-	1,712	-	-	-	1,712
Shares issued for instalment payments on senior convertible notes payable	8,446	20,963	-	-	-	-	20,963
Instalment payment in advance	-	(5,210)	-	-	-	-	(5,210)
Instalment payment in advance applied	-	2,032	-	-	-	-	2,032
Value of embedded derivatives on conversion	-	880	-	-	-	-	880
Fair value of vested options forfeited and expired	-	-	(128)	-	128	-	-
Loss and comprehensive loss	-	-	-	-	-	(40,376)	(40,376)

Balance, May 31, 2006	90,701	$313,602	$6,992	$1,456	$351	$(319,867)	$2,534

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

12.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(f)	Changes in accounting policy:

Accounting changes and error corrections:

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections ("SFAS No. 154"), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements.  SFAS No. 154 provides guidance on the accounting for, and reporting of, changes in accounting principles and error corrections.  SFAS No. 154 requires retroactive application to prior periods' financial statements of voluntary changes in accounting principles and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so.  Certain disclosures are also required for restatements due to correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and was adopted by the Company on December 1, 2006.  The impact that the adoption of SFAS No. 154 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.  The adoption of SFAS No. 154 effective December 1, 2006 had no impact on these interim consolidated financial statements.

(g)	Recent accounting pronouncements issued and not yet adopted:

(i)	Fair value measurements:

In September 2006, the FASB approved SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in United States GAAP and enhances disclosures about fair value measurements.  This statement applies when other accounting pronouncements require fair value measurements.  It does not require new fair value measurements.  This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years, specifically December 1, 2007 for the Company.  The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

12.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(ii)	Accounting for uncertainty in income taxes:

In June 2006, the FASB approved FASB Interpretation No. 48, Accounting for Uncertainty in Income taxes - an interpretation of FASB Statement No. 109 ("FIN 48").  FIN 48 clarifies the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income Taxes.  It also requires additional financial statement disclosures about uncertain tax positions.  FIN 48 is effective for fiscal years beginning after December 15, 2006, specifically December 1, 2007 for the Company.  The Company is evaluating the impact of this standard on its consolidated financial position and results of operations.

(iii)	Fair value option:

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS No. 159").  Under the provisions of SFAS No. 159, companies may choose to account for eligible financial instruments, warranties and insurance contracts at fair value on a contract-by-contract basis.  Changes in fair value will be recognized in earnings each reporting period.  SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  The Company is required to adopt the provisions of SFAS No. 159 effective December 1, 2007.  The Company is currently assessing the impact of the adoption of SFAS No. 159.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2007 and 2006
(Unaudited)

13.	Comparative information:

On April 3, 2007, the Company received shareholder approval to consolidate its issued and outstanding common shares on the basis of one post-consolidated common share for every 10 pre-consolidated common shares.  Approval of the special resolution by shareholders gave the Board of Directors the authority to implement the consolidation at any time prior to April 3, 2008.  The consolidation was implemented on April 17, 2007 upon a determination by the Board of Directors that the consolidation was in the best interests of the Company and its shareholders, taking into account, among other things, the NASDAQ Capital Market Minimum Share Price Requirements.  The comparative number of common shares issued and outstanding, the basic and diluted loss per common share and the information in notes 5, 6, 7, 12(a) and 12(e) have been amended to give effect to the share consolidation.